Exhibit 99.2

SOS LIMITED
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on May 1, 2023
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1, par value US$0.0001 per share, and ________________ Class B Ordinary Shares,2 par value US$0.0001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of SOS Limited (the “Company”), hereby appoint Ms. Vivian Liu, the Acting Secretary of the Company or (Name) of (Address)                        as my/our proxy to attend and act for me/us at the Annual General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., Eastern Time, on May 1, 2023 at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3	If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Ms. Vivian Liu, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

	For	Against	Abstain
Proposal 1: As an ordinary resolution, that Yandai Wang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐
Proposal 2: As an ordinary resolution, that Li Sing Leung be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐
Proposal 3: As an ordinary resolution, that Russell Krauss be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐
Proposal 4: As an ordinary resolution, that Douglas L. Brown be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐
Proposal 5: As an ordinary resolution, that Ronggang (Jonathan) Zhang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐
Proposal 6: As an ordinary resolution, that Wenbin Wu be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.	☐	☐	☐

	For	Against	Abstain
Proposal 7: As an ordinary resolution, to ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.	☐	☐	☐
Proposal 8: As an ordinary resolution, to approve and adopt the Company’s 2023 equity incentive plan.	☐	☐	☐
Proposal 9: As an ordinary resolution, to approve a share consolidation or reverse stock split, of all classes of the Company’s ordinary shares at a ratio of one-for-fifty such that each fifty ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each.	☐	☐	☐
Proposal 10: As an ordinary resolution, to approve the increase of the Company’s authorized share capital, immediately following the Share Consolidation, from US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, by the creation of an additional 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and an additional 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, such that the authorized share capital shall be US$1,200,000 divided into 240,000,000 shares of a par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each (the “Increase of Authorized Shares”).	☐	☐	☐

Dated_________________, 2023

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on March 17, 2023, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Ms. Vivian Liu, Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China no later than the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.